THE COMPANIES ACT 2006

Company No. **7553802**

The Registrar of Companies for England and Wales hereby certifies that

ALLIED GOLD MINING PLC

was incorporated under the **Companies Act 2006**

as a public company on the **7th March 2011**, that the company is **limited by shares** and the situation of its registered office is in **England and Wales.**

Given at Companies House, the **20th May 2011**

S. Jones

SIAN JONES
for the Registrar of Companies

Companies House
— for the record —